Contact

www.linkedin.com/in/john-pena-549019127 (LinkedIn)

Top Skills

Investment Decisions
Written Communication
Executive Visibility

Languages

English

John Pena

Chief Growth Officer at ZeroCarb LYFE
Evansville, Indiana, United States

Experience

ZeroCarb

Chief Growth Officer
April 2020 - Present (6 years 3 months)
Evansville, Indiana, United States

ZeroCarb LYFE opens the door to a growing consumer market (zero-carbohydrate, keto-friendly, diabetic-friendly, gluten-free, dairy-free, clean ingredients) that brings in new sales and answers high consumer demand.

ZeroCarb LYFE products are carefully crafted with four ingredients – chicken breast, olive oil,
salt, and other spices. Made with no fillers and no binders.

We are growing product lines and extensions across direct-to-consumer, restaurant, distributor, and retail channels and welcome all interested customers in contacting us for free samples so we can kick off a healthy relationship moving forward.

https://zerocarblyfe.com/pages/wholesale

ThoughtFire

2 years 2 months

Chief Of Staff
January 2019 - March 2020 (1 year 3 months)
Evansville, Indiana, United States

At ThoughtFire, we enable organizations (for-profits, nonprofits, government organizations, and startups) with the mindset and tools to unleash creativity, maximize potential and achieve transformational results.

- We facilitate transformation for clients leveraging our Ignited Thinking® process; an experiential, unique methodology that guides teams to innovate exceptionally, generating new growth paths and solving complex challenges.
- We implement our agile Results Operating System (ROS®) which enables teams with sustainable tools to work more efficiently addressing challenges, tracking progress, and holding one another accountable. We activate these

tools in a way that best fits the team or organization and fosters a healthy, team-first culture
- We equip teams with the mindset and skills to take ownership of their process and gain strength through mutual accountability. In turn, we remove individual limitations and embolden an organizational culture that replaces the "we can't..." to "how might we...?".

As Chief of Staff, I manage ThoughtFire operations and initiatives while also providing strategic direction to continue growth. I am a trained facilitator in the Ignited Thinking® process and deliver a specialized focus on storytelling services for our clients.

ThoughtFire “Subject Matter” Specialties: Transformational Results, New Revenue Streams, Collaborative Partnerships/Joint Ventures, Franchising, Mergers & Acquisitions, Storytelling/Marketing, Technology, Sales Growth, Operational and Project Management, Engineering, Organizational Structure and Design, Business Process Optimization, Strategic Planning & Execution

Director of Storytelling
February 2018 - January 2019 (1 year)
Evansville, Indiana Area

Invested LLC
Co-Founder
October 2016 - December 2018 (2 years 3 months)
Evansville, Indiana Area

Invested is a Creative Studio Agency that bridges the gap between the previous generations perception of marketing and branding for millennials.

Our approach was built upon on the fundamentals concepts of Standford's design thinking methodologies. Through our extensive research and consumer empathy, we provide offerings such as digital media marketing, UI design, graphic design, film production/cinematography, and photography.

Nudget
Co-Founder
December 2016 - April 2018 (1 year 5 months)
Evansville, Indiana Area

Nudget is an iOS and Android app looking to simplify the way you organize your home and revolutionize the way you interact with your energy consumption. Currently in beta.

Technology Commercialization Academy (TCA)

Fellow

May 2016 - December 2016 (8 months)

Evansville, IN

Work in small teams to devise tailored market strategies, create products designs, logo and web development, and commercialize IP for local businesses using evidence-based decision making and lean innovation techniques. Collaborated with businesses in a variety of industries including: I.O.T. Software, Smart Home Thermostat/Engineering, and Energy/Utility.

Education

University of Southern Indiana

Bachelor’s Degree, Finance, Marketing · (2012 - 2016)